Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2006

Name of Subsidiary	Country or State of Incorporation
ADTRAN Networks, PTY. Ltd.	Australia
ADTRAN Asia-Pacific, Inc.	Delaware
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Europe Limited	United Kingdom
ADTRAN Canada Inc.	Canada
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Networks GMBH	Germany

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